UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 15, 2020

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On December 15, 2020, Hylete, Inc. (the “Company”) and its founders, Ronald Wilson and Matthew Paulson (together, the “Hylete Parties”) entered into a Settlement Agreement with Hybrid Athletics, LLC (“Hybrid”) and Robert Orlando, the owner of Hybrid (together, the “Hybrid Parties”) (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Hylete Parties and the Hybrid Parties have agreed to dismiss, with prejudice, the claims and counterclaims against each other in a civil action the Hybrid Parties filed against the Company in U.S. District Court in the District of Connecticut (“Connecticut Action”) and in an action filed by the Company against Hybrid at the Trademark Trial and Appeals Board (“TTAB Action”). The Hylete Parties and the Hybrid Parties also release each other and their respective employees, officers, directors, attorneys, agents, customers, subsidiaries, predecessors, successors and assigns from any and all causes and actions relating to the claims and counterclaims in the Connecticut Action, the TTAB Action and a previously dismissed action that the Company filed against the Hybrid Parties in U.S. District Court for the Southern District of California.

Pursuant to the Settlement Agreement, the Hylete Parties agreed that within five business days of the execution of the Settlement Agreement, they would remit to Hybrid $1 million, which will be funded by the Company’s insurer pursuant to a contemporaneous agreement. The Hylete Parties also agreed to pay $100,000 to Mr. Orlando in four annual installments of $25,000 commencing in November 2021 and to issue to Mr. Orlando a stock purchase warrant for 950,000 shares of the Company’s Class A Common Stock (the “Warrant”). The Warrant expires 10 years from the date it was issued and entitles Mr. Orlando to purchase the shares at a purchase price of $0.001 per share and may be exercised in whole or in part until the expiration date.

A copy of the Settlement Agreement, including the Warrant, is attached as Exhibit 6.12 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam S. Colton
Name:	Adam Colton
Title:	Chief Financial Officer

Date:	December 18, 2020

Exhibit Index

Exhibit No.	Description

6.12	Settlement Agreement by and among (a) Hylete, Inc, Ronald L. Wilson II and Matthew Paulson and (b) Hybrid Athletics, LLC and Robert Orlando, dated December 15, 2020.